Andy Halford BA FCA Chief Financial Officer

21 May 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

CF/AD11

100 F St. NE

Washington, D.C. 20549-3561

Attention: Larry Spirgel

Assistant Director

Re:          Vodafone Group Public Limited Company

                Form 20-F for the fiscal year ended March 31, 2006

                Filed June 14, 2006

                File No. 001-10086

Dear Mr. Spirgel

We have received your letter dated 11 May 2007 regarding the above mentioned filing. I am writing to inform you that we intend to submit our response to your letter by 15 June 2007.

Yours sincerely,

/s/ Andy Halford

Andy Halford

Chief Financial Officer

cc:           Vince Niblett, Deloitte & Touche LLP

Hadleigh Shekle, Deloitte & Touche LLP

Kathryn A. Campbell, Sullivan & Cromwell LLP

Paul Stephenson, Vodafone Group Plc

Vodafone Group Plc

Vodafone House

The Connection, Newbury, Berkshire, RG14 2FN, England

Telephone:  +44 (0) 1635 685 459     Facsimile:   +44 (0) 1635 35237

E-mail:  andy.halford@vodafone.com   Web:   www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN       Registered in England No. 1833679